FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

A PUBLICLY-HELD CORPORATION WITH AUTHORIZED CAPITAL

CNPJ/MF (Brazilian Taxpayer Id.) No. 47.508.411/0001-56

NIRE (State Registry) No. 35.300.089.901

MINUTES OF THE BOARD OF DIRECTORS' MEETING

HELD ON DECEMBER 19, 2019

1.                           DATE, TIME, AND PLACE: on December 19, 2019, at 10.00 a.m., at the registered headquarters of Companhia Brasileira de Distribuição (the "Company"), located in the City of Sao Paulo, State of Sao Paulo, Brazil, at Avenida Brigadeiro Luiz Antonio, No. 3,142, Jardim Paulista district, Zip code: CEP 01402-001.

2.         CHAIR AND SECRETARY: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.         CALL AND ATTENDANCE: Call waived pursuant to Article 9, sole paragraph of the Company's Board of Directors' Internal Regulation.  All members of the Company's Board of Directors attended this meeting, namely: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Eleazar de Carvalho Filho, Frank-Philippe Georgin, Hervé Daudin, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho, and Philippe Alarcon.

4.         AGENDA: deciding on (i) the seventeenth (17th) issuance of simple, non-convertible into shares, unsecured debentures, in a single series notes in single series ("Debentures" and "Issuance", respectively), for public distribution with restricted efforts pursuant to the Rule of the Brazilian Securities and Exchange Commission ("CVM") No. 476, of January 16, 2009, as amended ("CVM Rule 476"), authorized by section III, § 1, 1° article of this rule ("Restricted Offer"), with the characteristics described below; and (ii) the delegation of powers to the Company's Board to practice all actions and adopt all measures required to formalize the Issuance as decided hereinabove.

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5.         RESOLUTIONS: with the meeting already established, the members of the Board of Directors examined the topics making part of the Agenda and made the following decisions, by unanimous vote and without any restrictions:

5.1       To carry out the seventeenth (17th) issuance of simple, non-convertible into shares, unsecured debentures, in a single series, for public distribution with public distribution with restricted efforts, pursuant to CVM Rule 476, with the following characteristics:

(i)              Total Amount of such Issuance: two billion (R$ 2,000,000,000) Brazilian Reais, BRL), on the Date of Issuance (as defined below);

(ii)            Date of Issuance: for all legal purposes, the date of issuance of such Debentures will be January 6, 2020 (“Date of Issuance”);

(iii)          Issuance Number: this Issuance is the seventeenth (17th) issuance of the Company's debentures;

(iv)          Face Value per Unit: The Debentures will have a single face value of R$ 1,000 (one thousand Brazilian Reais), on the Date of Issuance (“Face Value per Unit”);

(v)            Number of Debentures: two million (2,000,000) Debentures (the “Debentures”) will be issued;

(vi)          Series: The Issuance will be made in a single series;

(vii)         Type: The Debentures will be unsecured, pursuant to Article 58 of Brazilian Law 6,404 of December 15, 1976, as amended (the "Brazilian Corporations Act");

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(viii)       Term and Maturity Date: The Debentures will have a term of 3 (three) years from the Date of Issuance, and will therefore mature on January 6, 2023 (the “Maturity Date”), except in the event of Optional Early Redemption, Early Redemption Offer and Early Maturity;

(ix)          Convertibility and Form: The Debentures will be issued in registered, book-entry form, without being issued any certificates or other provisional certificates or scrips, and they will not be convertible into shares issued by the Company;

(x)            Allocation of Funds: any funds raised from the Restricted Offer will be used by the Company to reinforce working capital and/or lengthen the debt profile; agribusiness-related capital reinforcement, such being understood as deals entered into between the Company and rural producers, or their cooperatives, connected to the production, sale, processing or industrialization of agricultural products or inputs, specifically related to fruits, vegetables, dairy products, poultry, and meat;

(xi)          Amortization: The Face Value per Unit or the balance of the face value per unit of such Debentures, as the case may be, will be amortized in 02 (two) installments, and the first installment corresponding to fifty per cent (50%) of the balance of the face value per unit will be due within 02 (two) years, and the corresponding to one hundred per cent (100%) of the balance of the face value per unit will be due on the Maturity Date, except in case of any Optional Early Redemption, Early Redemption Offer, Early Maturity, and Optional Amortization, as the case may be;

(xii)         Remuneration: From the Date of First Subscription and Payment, the Debentures will be entitled to a remuneration corresponding to 100% (one hundred percent) of the accumulated variation of the average daily rates of DI - Interbank Deposits of one day (“over extra group”), based on 252 (two hundred and fifty-two) Business Days, calculated and disclosed on a daily basis by B3 (major Brazilian stock exchange), in the daily newsletter available on its website http://www.b3.com.br) (“DI Rate”), increased exponentially of 1.45% (one point forty-five percent) surcharge per year, based on two hundred and fifty-two (252) Business Days, calculated either on the Face Value per Unit  or on the balance of the Face Value per Unit, as the case may be, and paid at the end of each Debenture Capitalization Period and according to the formula to be set forth in the Indenture (the “Remuneration”). Such Remuneration will be calculated on an exponential and cumulative basis, using the pro rata temporis (i.e., based on the lapse of time) criterion, according to the Business Days elapsed, from the immediately previous Date of First Subscription and Payment or from the Date of Remuneration Payment (as defined below), as the case may be, until the date of its effective payment, which must take place at the end of each Debenture Capitalization Period;

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(xiii)       Monetary Restatement: The Face Value per Unit or the balance of the Face Value per Unit of such Debentures, as the case may be, shall not be subject to any monetary adjustment for inflation;

(xiv)       Remuneration Payment: the Remuneration will be paid semiannually on the 6th day of January and July of each year, with the first Remuneration Payment being due on July 6, 2020 and the last one will be due on the Maturity Date of the Debentures;

(xv)         Distribution Plan: said Debentures will be subject to a Restricted Offer intended exclusively for professional investors, as defined in article 9-A of CVM Rule No. 539, dated November 13, 2013, as amended. For that purpose, the coordinators may have access to a maximum of 75 (seventy-five) professional investors, being clear that any subscription or acquisition will be made by a maximum of 50 (fifty) professional investors only, pursuant to article 3 of CVM Rule 476, provided, however, that investment funds and managed portfolios of securities the investment decisions of which are made by the same manager will be considered as a single investor for the purposes of the limits stated hereinabove;

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(xvi)       Placement System: The Restricted Offering will be performed under a firm underwriting commitment scheme for all Debentures;

(xvii)     Deposit for Electronic Distribution, Trading, and Custody: The Debentures shall be deposited for (a) distribution in the primary market through MDA - Asset Distribution Module, managed and operated by B3 S.A. - Brazil, Bolsa, Balcão - CETIP UTVM Segment (hereinafter,"B3" - note: B3 is the major Brazilian stock exchange); and (b) trading in the secondary market through CETIP21 - Securities, which is managed and operated by CETIP21 - Securities, managed and operated by B3, and the negotiations will be financially settled at B3 and all trades will be settled financially at B3 and the Debentures will be held in electronic custody at B3;

(xviii)    Subscription Price: On the date of the first subscription and payment (“Date of First Subscription and Payment”), the payment of the Debentures shall be made at their Face Value per Unit. All other payments of Debentures shall be made at the Face per Unit Value plus the corresponding Remuneration calculated pro rata temporis (according to the lapse of time) from the Date of First Subscription and Payment until the corresponding date of subscription and payment. All subscriptions and payments will be made within the distribution period pursuant to articles 7-A and 8 of CVM Rule 476;

(xix)       Form of Payment: the Debentures will be paid in at the primary market pursuant to the procedures adopted by B3, in cash, in national currency, at the time of subscription, with one or more subscriptions and payments being accepted, and can be set with goodwill and discount, to be defined, as the case may be, at the time of subscription, provided that they are applied on equal terms to all investors;

(xx)         Scheduled Renegotiation: The Debentures will not be subject to scheduled renegotiation;

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(xxi)       Early Maturity: all obligations related to the Debentures may be considered early due by the trustee, in the event of any of the early maturity events to be described in detail in the Indenture;

(xxii)     Optional Early Redemption: The Debentures may be redeemed in their entirety at any time from the 3rd (third) month from the Date of Issuance, i.e., from April 6, 2020, including, at the Company's discretion, by sending a notice to all Debenture holders, with a copy to the trustee, or by posting a notice to the Debenture holders ten (10) business days prior to the date of the event (“Early Redemption”), informing (i) the date on which the Early Redemption will be performed; and (ii) any other relevant information to the Debenture holders. The Early Redemption of Debentures by the Company will be accepted upon payment of its Face Value per Unit or the balance of the Face Value per Unit, plus: (a) the corresponding Remuneration, calculated pro rata temporis (i.e., according to the lapse of time) from the Date of First Subscription and Payment or from the last Remuneration Payment Date, as the case may be, up to the effective Early Redemption date, in addition to late payment fine and default interests, if any; and (b) a premium of zero point fifty per cent (0.50%) per year, based on two hundred and fifty-two (252) business days incurred, from the date of the effective Early Redemption until the Maturity Date, over the Face Value per Unit or the balance of the Face Value per Unit, as the case may be, plus the Remuneration. Any partial Early Redemption of Debentures will not be allowed.

(xxiii)    Extraordinary Optional Amortization: the Company may, subject to the terms and conditions to be set forth in the Indenture, at its sole discretion and regardless of the willingness of the Debenture Holders, to make an optional amortization of the Face Value per Unit or the balance of the Face Value per Unit of the Debentures, as the case may be, upon payment of a portion of the Face Value per Unit or the balance of the Face Value per Unit of the Debentures, as the case may be, at any time from the third (3rd) month from the Date of Issuance, that is, from April 6th, 2020 (including this day), plus the corresponding Remuneration and premium equal to 0.50% pa (zero point five percent a year), on a pro rata temporis basis, and also based on 252 (two hundred and fifty-two) Business Days, for the period counted from the date of the optional amortization until the Maturity Date, applicable to the portion of the Face Value per Unit or the balance of the Face Value per Unit, as the case may be, plus the Remuneration (the “Optional Amortization”).  Such Optional Amortization shall be limited to ninety-eight per cent (98%) of the Debentures Face Value per Unit and may only take place by means of a notice sent directly to the Debenture Holders, with a copy to the trustee or even by publication of a notice sent to the holders of Debentures to be widely disclosed under the terms to be set forth in the Indenture (the “Notice of Optional Amortization”), at least five (5) Business Days prior to the date of the effective Optional Amortization, and will be made according to the B3 stock exchange procedures. The Notice of Optional Amortization shall state: (a) the date and procedure of the Optional Amortization, as well as the terms and conditions to be set forth in the Indenture; (b) mention of the portion of the Face Value per Unit that will be amortized under the terms to be provided for in the Indenture; (c) the amount of Optional Amortization; and (d) other information deemed relevant by the Company to be known by the Debenture holders;

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(xxiv)    Optional Acquisition: The Company may, at any time, acquire Debentures, whether in whole or in part, pursuant to article 55, paragraph 3 and paragraphs I and II of the Brazilian Corporations Act, subject to the acceptance of the corresponding holder and seller of Debentures holder: (a) by an amount equal to or less than the Face Value per Unit or balance of the Face Value per Unit, as the case may be and, if applicable, plus the Remuneration and, also as the case may be, the Late-payment Charges due (as defined below), and such fact shall be included in the Company's management report and consolidated and audited financial statements (and/or quarterly financial information) (or subject to a special review, as appropriate); or (b) by an amount higher than the Face Value per Unit or the balance of the Face Value per Unit, as the case may be and if applicable, provided, however, that it complies with the rules issued by CVM, plus the corresponding Remuneration and, if applicable, the Late-payment Charges due. Any Debentures acquired by the Company may, at the Company's sole discretion, be canceled, be held in treasury or be placed again on the market. Any Debentures acquired by the Company to be held in treasury under this section, if and when returned to the market, will be entitled to the same Remuneration applicable to the other Debentures.

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(xxv)     Early Redemption Offer: The Company may perform, at its sole discretion, and at any time from the Date of Issuance, an early redemption offer of all Debentures (“Early Redemption Offer”), and such Early Redemption Offer proposed by Company shall be made and sent to all Debenture holders. The Early Redemption Offer will be made and sent to all Debenture holders, without any distinction, ensuring equal conditions for all Debenture holders to accept the early redemption of those Debentures held by them, according to the terms and conditions to be provided for in the Indenture; and

(xxvi)    Late-payment Charges: in the event of any delay by the Company to make any payment on the due date of any amount due to Debenture holders, all past due debts that have not been paid by the Company, from the date of default until the date of their actual payment, and regardless of any out-of-court or court notice whatsoever, and in addition to the Remuneration, shall be subject to: (i) liquidated damages, which shall not be reduced, being also non-compensatory, equal to 2% (two percent); and (ii) late-payment interests at a rate of 1% (one percent) per month, both incurring on all past due amounts, except if such default is due to a third party's operating problem and such problem is solved within one (1) Business Day after the date of default (the “Late-payment Charges”).

5.2       Delegation of Authority to the Company's Board of Executive Officers: to provide the Company's Board of Executive Officers and other legal representatives with consent for them to, on behalf of the Company, to (i) hire financial entities that are part of the securities distribution system to structure and coordinate the Restricted Offering; (ii) hire service providers as required for the Issuance, such as the trustee, the Settlement Bank, the appointed Bookkeeping Agent, legal advisers, among others; (iii) negotiate and determine all specific terms and conditions of the Issuance and Restricted Offering that were not approved by this Board of Directors' Meeting; (iv) enter into all documents, including, but not limited to the Indenture, the Debenture distribution agreement, as well as any amendments thereto; and (v) perform all acts necessary to make the Issuance and the Restricted Offer effective. All actions connected to the Restricted Offer that have already been previously practiced by the Board of Executive Officers and other legal representatives of the Company are hereby confirmed.

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6.         CLOSURE: as there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up.  Then the meeting was resumed and these minutes were read, agreed to, approved and undersigned by all attending persons.  Sao Paulo, December 19, 2019. Chair and Secretary: Chairman - Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary – Ms. Aline Pacheco Pelucio. Members of the Board of Directors: Messrs. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Ms. Aline Pacheco Pelucio. Attending members of the Board of Directors: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Eleazar de Carvalho Filho, Frank-Philippe Georgin, Hervé Daudin, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho, and Philippe Alarcon.

7.         CERTIFICATE: I hereby certify that this is a true copy of the minutes entered in the Registry Book of Meeting Minutes of the Company's Board of Directors.

___________________________________ Aline Pacheco Pelucio Secretary

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 19, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.